Japanese-language Quarterly Securities Report for the period ended June 30, 2009, as filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on August 6, 2009, and which includes the following:

       I. Corporate information

          A. Corporate overview
             1. History of changes in major business indices
             2. Overview of business
             3. Associated companies
             4. Employee information

          B. Business
             1. Production, orders and sales
             2. Risk factors
             3. Material contracts
             4. Analysis of financial results, financial position and cash flows

          C. Capital assets

          D. Company information
             1. Share information
                a. Total number of shares
                b. Stock acquisition rights
                c. Rights Plan
                d. Number of shares outstanding, changes in capital stock
                e. Major shareholders
                f. Voting rights
             2. Changes in share price
             3. Directors and corporate auditors

          E. Financial information
             1. Quarterly consolidated financial statements and notes
             2. Other

       II. Information on Guarantors

       Auditors Report

       Certificate